

SEC   16001691   **C**

ANNUAL AUDITED REPORT Processing Section
FORM X-17A-5
PART III   FEB 22 2016

Washington DC
404

SEC FILE NUMBER
8- 66550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/2015**   AND ENDING   **12/31/2015**
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PPHB Securities LP**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 Saint James Place, Suite 125
                                 (No. and Street)

Houston	**TX**	**77056**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Schaps   **(281) 367-2454**
                                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George
                               (Name – *if individual. state last. first. middle name*)

1842 FM 1566 W	**Celeste**	**TX**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Leonard H. Paton_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__PPHB Securities LP_____ , as
of __December 31_____ , 20 _15___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

> STACY WALLACE SAPIO
> Notary Public, State of Texas
> Comm. Expires 02-21-2019
> Notary ID 3882490

Stacy Wallace Sapio
Notary Public

_____
Signature

__Chief Compliance Officer__
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
PPHB Securities, L.P.

We have audited the accompanying statement of financial condition of PPHB Securities, L.P. (a Texas limited partnership) as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of PPHB Securities, L.P.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of PPHB Securities, L.P. as of December 31, 2015 in conformity with accounting principles generally accepted in the United States.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 12, 2016

PPHB SECURITIES, L.P.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	220,571
Prepaid expenses		3,692
TOTAL ASSETS	$	224,263

LIABILITIES AND PARTNERS' CAPITAL

Liabilities

Accounts payable	$	3,182
TOTAL LIABILITIES		3,182
Partners' Capital		221,081
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	224,263

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

PPHB Securities, L.P., (the Partnership) was organized in April 2004 as a Texas limited partnership. The Partnership's operations consist primarily in merger and acquisition services, through referrals from a related party, to oilfield service companies located throughout the United States.

The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Partnership operates under the exemptive provisions of Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities.

The general partner of the Partnership is Parks Paton Hoepfl & Brown, LLC, a Texas limited liability company (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Fair Value of Financial Instruments</u>

The Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

<u>Revenue Recognition</u>

The Partnership recognizes revenue related to merger and acquisition services when earned under the respective agreements.

Note 3 - <u>Related Party Transactions/Concentrations/Economic Dependency (Continued)</u>

PPHB and the Partnership have entered into an office and administrative services agreement requiring PPHB to provide all management and back office services required by the Partnership, including, but not limited to administrative services, office space, office equipment and supplies, payroll, marketing, sales, legal and accounting services. The Agreement, as amended, requires the Partnership to pay a proportional allocation services fee of $2,000 per month, for the proportional costs incurred by PPHB on behalf the Partnership, plus additional amounts for overhead expenses, as determined by PPHB. Fees totaled $24,000 for the year ended December 31, 2015.

Note 4 - <u>Concentration of Credit Risk</u>

t various times during the year the Partnership maintains cash balances at a certain bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At December 31, 2015, there were no uninsured cash balances.

Note 5 - <u>Contingencies</u>

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have an adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

Note 6 - <u>Subsequent Events</u>

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2015, through February 12, 2016, the date which the financial statements were available to be issued.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes</u>

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to state income taxes.

As of December 31, 2015, open Federal tax years subject to examination include the tax years ended December 31, 2012 through December 31, 2014.

Note 2 - <u>Net Capital Requirements</u>

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Partnership had net capital of $217,389, which was $212,389 in excess of its net capital requirement of $5,000. The Partnership's net capital ratio was .15 to 1.

Note 3 - <u>Related Party Transactions/Concentrations/Economic Dependency</u>

The Partnership and PPHB, LP (PPHB) are both under the control of the General Partner and the Partnership is economically dependent on its General Partner and PPHB. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and PPHB were not consummated on terms equivalent to arm's length transactions.

The Partnership provides merger and acquisition services to PPHB's customers. During 2015, the Partnership earned all of its merger and acquisition services revenue through referrals from PPHB.

PPHB SECURITIES LP

2015

AUDITED FINANCIAL STATEMENTS

PUBLIC REPORT